UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

May 10, 2005


via Facsimile and U.S. mail

Mr. Ilyas Chaudhary
Capco Energy, Inc.
1442 Irvine Boulevard, Suite 211
Tustin, CA 92780


Re:	Capco Energy, Inc.
	Preliminary Proxy on Schedule 14A
      Filed April 28, 2005
	File No. 0-10157

Dear Mr. Chaudhary:

      We have limited the review of your filing to the areas commented upon. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note that your annual report on Form 10-KSB for the year ended
December 31, 2004 is delinquent. While you filed a Form 12b-25 on March 31, 2005 you have now gone past the extension period which ended on April 15, 2005. File your Form 10-KSB or advise why you have not been able to do so and when you expect to make your filing.

Transactions Involving the Company`s Officers and Directors, page
9

2. Indicate how the terms of the transactions with affiliates are determined. Describe what procedures, if any, that you follow to make these transactions equivalent to an arm`s length transaction.

3. Please describe the procedures that the company followed or will follow in performing its due diligence determinations regarding the related party transactions mentioned in the filing. For instance, you note that the company, through due diligence, will determine whether the company could have obtained a greater amount of money for properties that were sold to its chief executive officer, but you do not specify what the due diligence process will entail nor who will conduct that due diligence.

Proposal No. 2 - Ratification of Amendment to the Company`s
Article of
Incorporation, page 10

4. You state that one of the reasons for this amendment is to enable you to acquire other properties. Indicate whether there are any plans, proposals, or arrangements to issue the securities upon securing shareholder approval.

Proposal No. 3 - Ratification of Amendment to the Company`s 1999
Incentive Equity Plan

5. Please revise the title of this section to also reflect that the proposal will eliminate the 100,000 annual share limitation per participant.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct questions relating to disclosure issues to Carmen
Moncada-Terry at (202) 824-1908 or, in her absence, to the
undersigned, at (202) 942-1870.   Direct any correspondence to us
at
the following ZIP Code: 20549-0405.



Sincerely,



H. Roger Schwall
Assistant Director

cc:	C. Moncada-Terry












Capco Energy, Inc.
May 10, 2005
page 3